UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2019

Eldorado Resorts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-36629	46-3657681
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Liberty Street, Suite 1150 Reno, NV	89501
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (775) 328-0100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001, par value	ERI	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On July 10, 2019, Eldorado Resorts, Inc., a Nevada corporation (the “Company” or “Eldorado”), and its wholly-owned subsidiaries Isle of Capri Casinos LLC, a Delaware limited liability company (“IOC”), IOC-Vicksburg, Inc., a Delaware corporation (“IOC Vicksburg”), and IOC-Vicksburg, L.L.C., a Delaware limited liability company (“Vicksburg LLC”) (each of IOC, IOC Vicksburg and Vicksburg LLC a “Seller” and collectively the “Sellers”), Rainbow Casino Vicksburg Partnership, L.P., a Mississippi limited partnership (“Rainbow”), and IOC-Kansas City, Inc., a Missouri corporation (“IOC Kansas City”), entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Twin River Management Group, Inc., a Delaware corporation (“TRMG”), Premier Entertainment Vicksburg, LLC, a Delaware limited liability company (“Buyer Sub”) (each of TRMG and Buyer Sub a “Buyer” and collectively the “Buyers”), and solely for purposes of Sections 1.5 and 8.20 of the Equity Purchase Agreement, Twin River Worldwide Holdings, Inc., a Delaware corporation, pursuant to which Buyers will purchase all of the outstanding equity interests in Rainbow and IOC Kansas City for aggregate consideration of $230,000,000, subject to a working capital adjustment (the “Sale”).

The Equity Purchase Agreement contains customary representations, warranties, covenants and indemnification obligations. Consummation of the Sale is subject to customary conditions, including, among other things, (i) the absence of any injunction or order preventing the transactions contemplated by the Equity Purchase Agreement, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) receipt of regulatory approvals, including applicable gaming regulatory approvals, (iv) receipt of specified third-party consents, (v) accuracy of the respective parties’ representations and warranties and (vi) compliance by the parties with their respective covenants and obligations. The obligation of the Buyers to consummate the Sale is not subject to a financing condition.

The Equity Purchase Agreement may be terminated by the Company, Sellers or TRMG under certain circumstances, including if (i) closing does not occur by July 10, 2020, subject to extensions under certain circumstances up to December 24, 2020, (ii) there is a final determination by the applicable gaming authority not to issue the gaming approvals required to consummate the Sale, or either Buyer withdraws is application for any such gaming approvals in response to a likely or impending denial of such approvals or (iii) there is a final, non-appealable order preventing the consummation of the Sale. If the Equity Purchase Agreement is terminated in certain circumstances as a result of the failure of the Buyers or the Sellers to receive regulatory approvals (including gaming approvals), then the Buyers may be required to pay the Sellers an aggregate termination fee of $8,050,000.

On July 11, 2019, the Company issued a press release announcing the transactions described in this Item 8.01. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with Eldorado’s previously announced transaction with Caesars Entertainment Corporation (“Caesars”), Eldorado intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars will provide the joint proxy statement/prospectus to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’s directors and executive officers in Caesars’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release dated July 11, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELDORADO RESORTS, INC., a Nevada corporation

Date: July 11, 2019	By:	/s/ Thomas R. Reeg
Name: Thomas R. Reeg
Title: Chief Executive Officer